MILBANK, TWEED, HADLEY & McCLOY LLP

601 South Figueroa Street

NEW YORK	Thirtieth Floor	BEIJING
212-530-5000		(8610) 5969-2700
FAX: 212-530-5219	Los Angeles, CA 90017-5735	FAX: (8610) 5969-2707

WASHINGTON, D.C.		HONG KONG
202-835-7500		852-2971-4888
FAX: 202-835-7586	TEL: 213-892-4000	FAX: 852-2840-0792
FAX: 213-629-5063
LONDON		SINGAPORE
44-20-7615-3000		65-6428-2400
FAX: 44-20-7615-3100		FAX: 65-6428-2500

FRANKFURT		TOKYO
49-(0)69-71914-3400		81-5410-2801
FAX: 49-(0)69-71914-3500		FAX: 81-5410-2891

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

December 23, 2015

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:                             Station Casinos Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 13, 2015

File No. 333-207397

Ladies and Gentlemen:

On behalf of Station Casinos Corp. (the “Company”), this letter supplementally provides to the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) a letter in response to written comments of the Staff contained in the Staff’s letter, dated December 16, 2015, attached hereto as Exhibit A (the “Comment Letter Response”) and the Company’s Amendment No. 2 to registration statement on Form S-1, attached hereto as Exhibit B (the “Amendment No. 2”).

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibits A and B.

The supplemental information set forth herein has been provided for the information of the Staff only and shall not be deemed to have been filed with the Commission.

If you have any questions, please do not hesitate to contact the undersigned at (213) 892-4671.

Sincerely,

/s/ Deborah Conrad

Deborah Conrad

Enclosures

CC:                          Securities and Exchange Commission

Daniel Gordon

Shannon Sobotka

Folake Ayoola

Station Casinos Corp.

Frank J. Fertitta III

2

EXHIBIT A

December [     ], 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:	Station Casinos Corp.
Amendment No. 2 Registration Statement on Form S-1
Filed December [ ], 2015
File No. 333-207397

Ladies and Gentlemen:

On behalf of our client, Station Casinos Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated December 16, 2015 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to registration statement on Form S-1 filed by the Company with the Commission on November 23, 2015 ( “Amendment No. 1”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 1 to the registration statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in the second amendment to the registration statement on Form S-1 (“Amendment No. 2”) submitted concurrently herewith via EDGAR.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.

All page number references in the Company’s responses are to the page numbers in Amendment No. 2.

General

1.              We note your response to our prior comment 4. It appears that the capital structure modification contemplated by the Third Amended and Restated Limited Liability Company Agreement of Station Holdco where existing owners of Station Holdco will receive LLC Units for their Common Units may amount to an offer of a new security. Please tell us if there is an exemption from registration that Station Holdco plans to rely on.

Response:

The Company respectfully advises the Staff that the principal purpose of the amendment and restatement of the limited liability company agreement of Station Holdco (the “A&R LLC Agreement”) is to appoint the Company as the managing member of Station Holdco for purposes of implementing the “Up-C” structure. The A&R LLC Agreement will not significantly modify the rights associated with the existing outstanding common units of membership interest in Station Holdco, other than to accommodate the designation of the Company as the managing member and to authorize the Company to exercise the rights and powers attendant to such designation, and that the economic characteristics of the outstanding common membership interests will remain the same.

Upon further review of the language describing the A&R LLC Agreement and discussion with the Staff, the Company has determined that the disclosure regarding the A&R LLC Agreement and its impact on the existing outstanding common membership interests may have led to confusion about the nature of the changes effected by the A&R LLC Agreement.  Accordingly, the Company has revised its disclosure throughout the prospectus with respect to the A&R LLC Agreement to more accurately describe the primary purpose of the A&R LLC Agreement as the appointment of the Company as managing member.

In response to the Staff’s comment, the Company respectfully advises that, even if the amendment and restatement effected pursuant to the A&R LLC Agreement were deemed to create the offer of a new security, the LLC Units would be issued pursuant to a private placement conducted under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D.  Such offer and sale would be made only to members of Station Holdco that are accredited investors.  Following the consummation of the Blocker Mergers and the substitution of shares of Class A Common Stock for Station Holdco profit units, the members of Station Holdco will be FI Station Investor, an entity that is controlled by the Fertitta family, German American Capital Corporation (“GACC”), an affiliate of Deutsche Bank, J.P. Morgan and Oaktree SC Investments CTB, LLC (“Oaktree Investments”), a holding company for several funds managed by Oaktree Capital Management.  Each of GACC, J.P. Morgan and Oaktree Investments is a large institution with substantive preexisting relationships with Station Holdco resulting from their long term ownership of securities of Station Holdco and the Fertitta family has had an ownership interest in the Company or its predecessors since 1973.  Alternatively, the Company believes that Station Holdco could rely on the exemption provided by Section 3(a)(9) of the Securities Act, since the purported offering would be conducted by the same issuer, no additional consideration would be sought from the holders of the securities, the offer would only be made to existing security holders, and the issuer would pay no commission or remuneration for the solicitation of the exchange.

Our Structure, page 8

2.              Please revise your disclosure to clearly explain the reorganization transactions and the order in which the transactions will occur in relation to the offering. For example, it appears that you will issue Class B Common Stock to existing owners for nominal consideration for each LLC Unit of Station Holdco held by such existing owner prior to consummation of the offering.  It also appears that the primary purpose of the third amended and restated limited liability company agreement is to provide that you will be the sole managing member of Station Holdco.  However, your disclosure on page 8 provides that you will modify Station Holdco’s capital structure by converting the different classes of interests currently held by its existing owners into one class of limited liability company interests.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 47-48 of the prospectus.

3.              We note your disclosure on the prospectus cover page that, “following this Offering, we will have two classes of authorized common stock.  Shares of Class A Common Stock will have one vote per share.  Shares of Class B Common Stock held by certain existing owners will have ten votes per share. All other shares of Class B Common Stock will have one vote per share.” Please confirm, if true, that the Class B Common Stock that will be exchanged for Class A Common Stock are the Class B Common Stock with ten votes per share. If so, please revise your disclosure to discuss the impact, if any, the exchange will have on the control the existing owners will have on Station Corp. when such shares have been canceled.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 13-14 of the prospectus.

The Company respectfully advises the Staff that the Company’s amended and restated certificate of incorporation will provide that each outstanding share of Class B Common Stock that is held by a holder that, together with its affiliates, owns at least 30% of the outstanding LLC Units immediately following this Offering and, at the applicable record date, maintains direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A Common Stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A Common Stock) will be entitled to ten votes and each other outstanding share of Class B Common Stock will be entitled to one vote.  The Company expects that only Fertitta Family Entities will satisfy the foregoing criteria and consequently will be the only holders of Class B Common Stock entitled to ten votes per share immediately following the closing of the offering.  Accordingly, all other holders of Class B Common Stock will be entitled to one vote per share.  Because shares of Class A Common Stock and Class B Common Stock vote as a single class, the voting rights of such holders will not be affected by exchanges of Class B Common Stock (together with one LLC Unit per share of Class B Common Stock) for shares of Class A Common Stock.  For so long as Fertitta Family Entities are entitled to ten votes per share of Class B Common stock, any exchange of an LLC Unit and share of Class B Common Stock for Class A Common Stock effected by any such Fertitta Family Entity would reduce such holders’ voting power from ten votes with respect to the shares of Class B Common Stock held immediately prior to the exchange to one vote for the share of Class A Common Stock received in the exchange.

4.              We note your response to our prior comment 6 where you state that “the warrants will not be amended to allow for the issuance of Class A Common Stock upon exercise, and the Company has revised its disclosure accordingly.” Please refer to footnote 2 on page 11. Please revise the second paragraph to reflect that the warrants will not be exercised for Class A Common Stock.

Response:

The Company respectfully advises the Staff that the relevant disclosure presented the number of shares of Class A Common Stock issuable with respect to the warrants on an as-exchanged basis.  In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 50 to present the number of LLC Units issuable with respect to the warrants.

5.              Please revise the organizational chart to provide a footnote that quantifies the amount of existing owners that own Class B shares with ten votes per share and one vote per share separately.

Response:

In response to the Staff’s comment, the Company has revised footnote (1) on pages 11 and 50 of the prospectus to clarify which of the existing owners will own shares of Class B Common Stock that will entitle such existing owners to ten votes per share.

6.              We note your disclosure on page 8 that “Station Corp., Station Holdco and the existing owners are expected to enter into an exchange agreement under which (subject to the terms of the exchange agreement) the existing owners will have the right to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Station Corp.’s Class A Common Stock on a one-for-one basis or, at our election, for cash.” Please revise to clarify what you mean by “on a one-for-one basis.” For example, if true, please clarify it is one LLC Unit and one Class B Common Stock for one Class A Common Stock.

Response:

The Company respectfully advises the Staff that the terms of the exchange agreement will allow the existing owners to exchange (x) one LLC Unit and one share of Class B Common Stock for (y) one share of Class A Common Stock or cash, at the Company’s election.

In response to the Staff’s comment, the Company has revised its disclosure on page ii of the prospectus to more clearly describe “on a one-for-one basis” as used throughout the prospectus.

Nevada Gaming Laws and Regulations, page 41

7.              We note your response to prior comment 18. Please revise your disclosure to specify that one of your significant stockholders, GACC, an affiliate of Deutsche Bank, is currently being reviewed under the specified standards or tell us why you believe it is not material.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe either that GACC is currently being reviewed under the specified standards or that any additional disclosure regarding GACC or the risk of its ownership interest in the Company is warranted.  As described in the prospectus and as is the case for each other member of Station Holdco and stockholder of Station Corp., GACC is and, following the consummation of the offering, will continue to be subject to the discretion of the Nevada gaming authorities to require it to submit an application for a finding of suitability for ownership of equity securities of Station Holdco and/or capital stock of Station Corp.  However, neither the Nevada Gaming Control Board (the “NGCB”) nor the Nevada Gaming Commission (the “NGC”) has required GACC to apply for a finding of suitability in connection with its status as a holder of membership interests in Station Holdco and lender to Station LLC and its subsidiaries or in connection with its interests as an equityholder and lender to any other entity that is licensed by the NGC.  Further, although the NGC and the NGCB have been aware of the settlement of charges relating to LIBOR fixing by GACC’s parent, Deutsche Bank, the Company respectfully advises that neither it nor, to the Company’s knowledge after inquiry of representatives of GACC, GACC has been advised by the NGCB that the NGCB is considering requiring GACC to submit an application for suitability, which would be the process by which the NGCB would engage in an investigation of GACC.  As a procedural matter, GACC would be required to divest its interest in Station Holdco only if it were not found suitable for licensing following an application for a finding of suitability. Consequently, the Company respectfully submits that because neither the NGCB nor the NGC has requested that GACC to file an application for a finding of suitability in respect of its interests in the Company or any other entity that is licensed by the NGC or indicated that it intends to do so, the Company does not anticipate that GACC will be required to divest its interest in the Company and it does not expect any adverse impact to the Company of GACC’s continuing ownership of Station Holdco and/or Station Corp.

Dividend Policy, page 52

8.              We note your response to comment 10. Please clarify, if true, that the company believes that their pro forma net income will exceed the estimated dividend once disclosed. We may have further comment once the estimated dividend has been determined.

Response:

The Company is continuing to evaluate expected net income and liquidity in developing its dividend policy.  The Company will supplementally advise the Staff regarding its current expectations regarding expected dividends but anticipates that its expected pro forma net income will be sufficient to enable the Company to make dividend payments consistent with the dividend policy that it expects to adopt.

9.              Notwithstanding the above, the response appears to only address part of our comment. As previously requested, please tell us why you believe that your historical statements of operations and cash flow data provide investors a reasonable basis to evaluate your ability to cover the estimated dividend.

Response:

The Company respectfully advises the Staff that it believes that its pro forma historical statements of operations will provide investors a reasonable basis to evaluate the Company’s ability to pay the estimated dividend because the Company believes that its historical results of operations, as adjusted to reflect the impact of items that are reflected in the pro forma statement of operations, including the payment of taxes by the Company, are indicative of the Company’s future operating results based on the Company’s expectations regarding its business.  The Company believes that its historical cash flow data together with pro forma net income provides for a reasonable basis upon which to assess the Company’s ability to make distributions since Station Holdco’s historical cash flow has enabled it to make significant distributions to its equityholders in the past three years and the pro forma net income provides basis for evaluating whether such distributions would have been feasible after giving effect to the Offering and Reorganization Transactions.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

10.       We note your response to our comment 12. In your amended filing, please include adjustments and corresponding footnote disclosure that show how equity will be impacted upon consummation of the Fertitta Entertainment Acquisition. Additionally, we note your disclosure on page 155 that indicates $405 million in net proceeds will be payable to equity holders related to the acquisition. Please tell us how this amount reconciles to the $460 million in offering proceeds to be used for the acquisition disclosed elsewhere in the filing.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the consummation of the Fertitta Entertainment Acquisition will result in the payment of the purchase price of $460 million being recorded as a distribution.  This distribution will reduce additional paid-in capital and is presented in a corresponding footnote in the Company’s disclosure in footnote 2(f) on page 68 of the prospectus.

With respect to the difference between the $460 million of consideration paid in respect of the Fertitta Entertainment Acquisition and the approximately $405 million payable to the equityholders of Fertitta Entertainment in connection therewith, the Company respectfully advises the Staff that pursuant to the terms of the purchase agreement governing the Fertitta Entertainment Acquisition, a portion of the $460 million consideration shall be paid to the lenders under the Fertitta Entertainment credit facility in repayment of the indebtedness outstanding thereunder at the closing date and that the outstanding balance under such credit facility is expected to be approximately $55 million at the time of the expected closing of the Fertitta Entertainment Acquisition.  Consequently, the equityholders of Fertitta Entertainment will receive pro rata portions of the consideration net of the amounts paid in satisfaction of such indebtedness (which, in the case of the Fertitta Family Entities, is expected to be reduced to reflect the value of certain assets expected to be distributed by Fertitta Entertainment on a non-pro rata basis to such entities prior to the consummation of the Fertitta Entertainment Acquisition).

Principal and Selling Stockholders, page 159

11.       We note your revised disclosure in response to prior comment 22. Please tell us why the second table on page 160 refers to LLC Units which are securities of Station Holdco.

Response:

The Company has revised the table on page 163 of the prospectus to reflect beneficial ownership of its Class A Common Stock inclusive of the LLC Units owned by the Company’s existing owners since the LLC Units will be exchangeable into shares of Class A Common Stock at any time following the offering.  Consequently, the Company has removed the second table referring exclusively to LLC Units.

Registration Rights, page 170

12.       We note that you intend to grant registration rights to the existing owners subject to the lock-up agreements and that those lock-up periods appear to be for less than one year since.  Please tell us how you can register the issuance of this Class A Common Stock without integration into this offering.

Response:

The Company respectfully advises that the exchange of the LLC Units and shares of Class B Common Stock for shares of Class A Common Stock will be made pursuant to Section 4(a)(2) of the Securities Act or pursuant to an exchange that is registered pursuant to a registration statement filed following the completion of this offering and the expiration of the lock up period with respect thereto.  In addition, the Company expects to register future resales of the shares of Class A Common Stock issued pursuant to any such exchange on a registration statement filed following the completion of this offering and the expiration of any lock up period with respect thereto.

Item 15. Recent Sales of Unregistered Securities, page II-3

13.       Please revise to provide the disclosure required by Item 701 of Regulation S-K for the Class A Common Stock of Station Corp. issued to existing members of Station Holdco LLC.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page II-3 of Amendment No. 2.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please do not hesitate to contact me at (213) 892-4671 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Sincerely,

Deborah Conrad

CC:	Securities and Exchange Commission
Daniel Gordon
Shannon Sobotka
Folake Ayoola

Station Casinos Corp.
Frank J. Fertitta III

EXHIBIT B